EXHIBIT (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated January 26, 2007, and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal, which are being distributed to registered holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares of common stock of the Company residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of National City Corporation by Lehman Brothers Inc., the Dealer Manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash

Up to 75,000,000 Shares of its Common Stock
at a Purchase Price not greater than $38.75
nor less than $35.00 per Share

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 28, 2007, UNLESS THE OFFER IS EXTENDED.

       National City Corporation, a Delaware corporation (the “Company”), is offering to purchase for cash up to 75,000,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $4.00 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

      The Company is inviting its stockholders to tender their Shares at prices specified by the tendering stockholders that are not greater than $38.75 nor less than $35.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in Section 7 of the Offer to Purchase.

      The Company’s Board of Directors has approved the Offer. However, neither the Company nor its Board of Directors, the Dealer Manager, Information Agent or Depositary (each as defined below) are making any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which stockholders may choose to tender their Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. The Company’s directors and executive officers have advised the Company that they do not intend to tender Shares pursuant to the Offer.

      In determining to proceed with the Offer, the Company’s Board of Directors and management reviewed a variety of alternatives for using the Company’s available financial resources. The Board considered the Company’s strategic plan, capital position, free cash flow, and dividend policy and the market price of the Shares, as well as the Company’s potential acquisitions, operations, strategy and expectations for the future. Based upon this review, the Board has determined that the Offer is a prudent and an effective way to provide value to our stockholders. See Section 2 of the Offer to Purchase.

      The Board of Directors believes the modified “Dutch Auction” tender offer set forth in the Offer to Purchase will provide all stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of capital if they so elect. Conversely, the Offer also affords stockholders the option not to participate and, thereby, to increase their relative percentage interest in the Company and the Company’s future results. In addition, the Board of Directors believes the Offer provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the Share price and the usual transaction costs associated with market sales.
      In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to the Company at the price determined in the Offer, or (2) specify the price, not greater than $38.75 nor less than $35.00 per Share, at which they are willing to sell their Shares to the Company in the Offer. Stockholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal or, in the case of stockholders tendering Shares held in an account under the National City Corporation Employee Stock Purchase Plan, the Harbor Federal Savings Bank Employee Stock Ownership Plan, the Savings Plan for Employees of Fidelity Federal Bank and Trust or the Fidelity Federal Bank and Trust Employee Stock Ownership Plan, must follow the procedures set forth in the Letters to Participants in those plans mailed separately to those participants.
      The Company will, upon the terms and subject to the conditions of the Offer, determine the price per Share, not greater than $38.75 nor less than $35.00 per Share, that it will pay for Shares properly tendered under the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price (the “Purchase Price”) that will allow it to purchase 75,000,000 Shares, or such lesser number of Shares as are properly tendered and not properly withdrawn pursuant to the Offer. All Shares properly tendered and not properly withdrawn prior to Midnight, New York City time, on Wednesday, February 28, 2007 (the “Expiration Date,” unless the Company, in its sole discretion, extends the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire), at prices at or below the Purchase Price will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration and conditional tender provisions.
      Under no circumstances will interest be paid on the Purchase Price for the Shares, regardless of any delay in making payment for the Shares. All Shares acquired in the Offer will be acquired at the same Purchase Price regardless of whether the stockholder selected a lower price. The Company reserves the right, in its sole discretion, to purchase more than 75,000,000 Shares under the Offer subject to certain limitations and legal requirements. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares properly tendered and not withdrawn, subject to the “odd lot,” proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to National City Bank, the Depositary of the Offer, of its acceptance for payment of such Shares under the Offer.
      Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “Book-Entry Transfer Facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, or the specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility (as defined in the Offer to Purchase) and any other documents required by the Letter of Transmittal.
      Upon the terms and subject to the conditions of the Offer, if at the Expiration Date more than 75,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered at or below the Purchase Price and not withdrawn, the Company will purchase 75,000,000 Shares, such Shares to be purchased: first, from all of the Company’s holders of “odd lots” of less than 100 Shares (not including any Shares held in the Harbor Federal Savings Bank Employee Stock Ownership Plan, the Savings Plan for Employees of Fidelity Federal Bank and Trust or the Fidelity Federal Bank and Trust Employee Stock Ownership Plan, the National City Corporation Savings and Investment Plan and the Wayne Bancorp & Affiliates, Inc. 401(k) and Profit Sharing Plan (the “Specified Benefits Plans”), which will not have priority) who properly tender all of their Shares at or below the Purchase Price selected by the Company; second, after purchasing all Shares from the “odd lot” holders from all other stockholders (including participants in the Specified Benefit Plans) who properly tender Shares at or below the Purchase Price selected by the Company, on a pro rata basis, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase; and third, if necessary to permit the Company to purchase 75,000,000 Shares, to the extent feasible, by random lot out of Shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by the Company. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. See Sections 1 and 6 of the Offer to Purchase.
      The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.
      Tenders of Shares under the Offer are irrevocable, except that tendered Shares may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Company under the Offer prior to such withdrawal, may also be withdrawn at any time after Midnight, New York City time, on March 26, 2007. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “Eligible Institution” (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility’s procedures. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, National City Bank, as the Depositary, Georgeson Inc., as the Information Agent and Lehman Brothers Inc., as the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.
      In certain circumstances, some tendering stockholders whose Shares are purchased in the Offer may be treated for U.S. federal tax purposes as having received an amount taxable as a distribution or dividend rather than as recognizing a capital gain or loss. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal tax consequences of participating in the Offer.
      The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
      The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
      The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should read them carefully before making any decision regarding the Offer.
      Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone number set forth below and will be promptly furnished by the Company at its expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

17 State Street — 10th Floor

New York, NY 10004
Banks and Brokers Call (212) 440-9800
All others call Toll-Free (888) 264-7052

The Dealer Manager For The Offer Is:

Lehman Brothers Inc.

745 Seventh Avenue
2nd Floor
New York, New York 10019
Attention: Corporate Services Desk
Telephone: (212) 526-7850
Toll-Free: (888) 610-5877

January 26, 2007

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